ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022


                                  July 13, 2010

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: James E. O'Connor, Esq.

                  Re: Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. Post-Effective Amendment No. 3 to the Registration Statement on Form N-2
                         File Nos.: 333-152795 and 811-22224
                         -----------------------------------


Dear Mr. O'Connor:

          Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 13, 2010 or as soon as practicable thereafter.

          Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131, as soon as possible as to the time the Post-Effective Amendment No. 3 to the Registration Statement has been declared effective pursuant to this acceleration request.

                                  ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL
                                  FUND, L.L.C.


                                  By: /s/ Timothy J. Stewart
                                      ----------------------------------
                                      Name:   Timothy J. Stewart
                                      Title:  Principal Manager

                                  ROBECO SECURITIES, L.L.C.

                                  By: /s/ William G. Butterly
                                      ----------------------------------
                                      Name:   William G. Butterly
                                      Title:  Chief Legal Officer